Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

June 23, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Matthew Crispino Ji Shin David Edgar Craig Wilson

Re:	AppFolio, Inc. Form S-1 Registration Statement on Form S-1 (File No. 333-204262)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between June 15, 2015 and the date hereof, 2,879 copies of the Preliminary Prospectus dated June 15, 2015 of AppFolio, Inc. (the “Registrant”) were distributed as follows by the underwriters:

•	1,102 copies to prospective underwriters/dealers;

•	1,350 copies to institutional and other investors; and

•	427 copies to others.

We, the undersigned, as representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. Eastern Time on June 25, 2015, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC CREDIT SUISSE SECURITIES (USA) LLC

Acting severally on behalf of themselves and the several underwriters.

MORGAN STANLEY & CO. LLC

By:	/s/ Colin R. Stewart
Name:	Colin R. Stewart
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Scott Palkoski
Name:	Scott Palkoski
Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request]